December 5, 2019

John T. Drexler
Chief Financial Officer
Arch Coal Inc.
One CityPlace Drive
Suite 300
St. Louis, MO 63141

       Re: Arch Coal Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 14, 2019
           Form 10-Q for the Quarter Ended September 30, 2019
           Filed October 22, 2019
           File No. 001-13105

Dear Mr. Drexler:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2019

Item 1. Financial Statements
Note 5. Preference Rights Lease Application Settlement Income, page 10

1. We note you recorded a $39 million gain related to a settlement with the United States
      Department of Interior and as part of the settlement you will receive $67 million in the form of royalty credits on federal coal leases which will be used to settle 50% of your monthly royalty obligations over 18-24 months beginning in September 2019. Please tell us how your treatment of this gain is consistent with ASC 450-30-25-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John T. Drexler
Arch Coal Inc.
December 5, 2019
Page 2

        You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at
(202) 551-
3394 if you have any questions.



                                                         Sincerely,
FirstName LastNameJohn T. Drexler
                                                         Division of
Corporation Finance
Comapany NameArch Coal Inc.
                                                         Office of Energy &
Transportation
December 5, 2019 Page 2
cc:       Rosemary Klein
FirstName LastName